MFS Investment Management 111 Huntington Avenue Boston, Massachusetts 02199 T +1 617 954 5000

March 15, 2015

Mr. Anthony J. Dufault

Pacific Life & Annuity Company

700 Newport Center Drive

Newport Beach, CA 92660

Re:        MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Variable Insurance Trust III (the “Trusts”)

Dear Anthony:

Reference is hereby made to the Participation Agreement by and among the Trusts, Pacific Life & Annuity Company (the “Company”), and MFS Fund Distributors, Inc. (“MFD”) dated May 1, 2007, as amended (the “Participation Agreement”). The purpose of this Letter Agreement is to confirm certain financial arrangements between MFD, the underwriter to the Trusts, and the Company in connection with the Company’s investment in the Trusts on behalf of certain separate accounts, as listed in Schedule A of the Participation Agreement.

With effect from March 28, 2015, MFD, in consideration of the Company’s performance of the administrative services described in Schedule A attached hereto, agrees to pay an administrative services fee to the Company on assets of the Trusts invested in the Service Class shares of the MFS Utilities Series and MFS New Discovery Series that are attributable to variable life or variable annuity contracts (“Policies”) offered by the Company. Such fee shall be equal to % per annum on assets.

Such fee shall be paid quarterly (on a calendar year basis) in arrears. Such fee shall continue to be due and payable for so long as Company provides the services contemplated hereunder with respect to Policies under which amounts are allocated to the Trust, provided, however, that no such fee shall be due and owing for any period subsequent to the termination of the Participation Agreement and provided, further, that this Letter Agreement may be terminated by MFD upon 30 days advance written notice. Upon any such termination before the end of any calendar quarter, such fees will be prorated according to the proportion that the period bears to the full quarter and will be payable upon the date of termination.

This Letter Agreement shall supersede all prior agreements relating to its subject matter including, but not limited to, the letter agreement between the Company and Massachusetts Financial Company dated May 1, 2007.

Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this Letter Agreement signed where indicated below by an appropriate officer of the Company and return this duplicate copy to me.

Very truly yours,
MFS FUND DISTRIBUTORS, INC.

/s/ James A. Jessee

James A. Jessee
President

Pacific Life & Annuity Company

By:	/s/ Anthony J. Dufault
Anthony J. Dufault
Assistant Vice President

Attest:	/s/ Brandon J. Cage
Brandon J. Cage, Assistant Secretary

SCHEDULE A

The Company will use the administrative services fee described in the attached Letter Agreement to pay for the following services. MFD’s payment under the Letter Agreement does not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Trusts, and these payments are not otherwise related to investment advisory or distribution service or expenses. The amount of administrative expense payments made pursuant to this Letter Agreement will not be deemed to be conclusive with respect to actual administrative expenses or savings.

Administrative Services:

Maintain Books and Records

•	Record transfers (via net purchase orders)
•	Reconcile and balance the separate account at the Trust level in the general ledger, at various banks and within systems’ interface

Communicate with the Trust

•	Purchase Orders
-	Determine the net amount available for investment by the Trust
-	Deposit receipts at the Trust’s custodian (generally by wire transfer)
-	Notify the custodian of the estimated amount required to pay dividends or distributions
•	Redemption Orders
-	Determine the net amount required for redemptions by the Trust
-	Notify the Custodian and Trust of cash required to meet payments
•	Daily pricing

Process Distributions from the Trust

•	Process ordinary dividends and capital gains
•	Reinvest the Trust’s distributions

Reports

•	Periodic information reporting to the Trust and its Board

Proxy Solicitations

•	Assist with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners

Trust-related Contractowner Services

•	Financial representative’s advice to Contract owners with respect to Trust inquiries (not including advice about performance or related to sales)
•	Communicate information to Contract owners regarding Trust and subaccount performance